Exhibit (a)(5)(F)

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UNITED STATES DISTRICT COURT

DISTRICT OF MARYLAND

X
GIAMPAOLO DELL’ACQUA, Individually	)
and on Behalf of All Others Similarly Situated,	)
)
Tunis, Tunisia	)
	)	Civil Action No.
Plaintiff,	)
v.	)	CLASS ACTION COMPLAINT
	)	FOR VIOLATIONS OF
MTGE INVESTMENT CORP.	)	SECTIONS 14(e) AND 20(a) OF
12th Floor	)	THE SECURITIES EXCHANGE
Two Bethesda Metro Center	)	ACT OF 1934
Bethesda, MD 20814)
Montgomery County, MD	)
)
GARY D. KAIN	)	JURY TRIAL DEMAND
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
Montgomery County, MD	)
)
RANDY E. DOBBS	)
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
Montgomery County, MD	)
)
JULIA L. CORONADO	)
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
Montgomery County, MD	)
)
ROBERT M. COUCH	)
12th Floor	)
Two Bethesda Metro Center	)
Bethesda, MD 20814)
Montgomery County, MD	)
)
ANNALY CAPITAL MANAGEMENT, INC.,	)
1211 Avenue of the Americas	)
New York, NY 10036)
)

Case 8:18-cv-01528-DKC Document 1 Filed 05/25/18 Page 2 of 20

MOUNTAIN MERGER SUB	)
CORPORATION	)
1211 Avenue of the Americas	)
New York, NY 10036)
)
Defendants.	)
)
X

CLASS ACTION COMPLAINT

Plaintiff Giampaolo Dell’Acqua (“Plaintiff”), individually and on behalf of all others similarly situated, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of MTGE Investment Corp. (“MTGE” or the “Company”) against MTGE’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934, arising out of the Board’s attempt to sell the Company to Annaly Capital Management, Inc. through its wholly-owned subsidiary Mountain Merger Sub Corporation (collectively “Annaly”).

2. Defendants have violated the above-referenced Sections of the Exchange Act by causing a materially incomplete and misleading Schedule 14D-9 Recommendation Statement (the “14D-9”) to be filed with the Securities and Exchange Commission (“SEC”) on May 16, 2018. The 14D-9 recommends that MTGE shareholders tender their shares of MTGE common stock in favor of a proposed transaction (the “Proposed Transaction”) whereby MTGE is acquired by Annaly. The Proposed Transaction was first disclosed on May 2, 2018, when MTGE and Annaly

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announced that they had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Annaly will acquire all of the outstanding shares of common stock of MTGE in a mix of cash and stock that values MTGE at approximately $19.65 per share (the “Merger Consideration”). The deal is valued at approximately $900 million and is expected to close in the third quarter of 2018.

3. MTGE invests in and manages real estate-related investments, including residential mortgage-backed securities structured from mortgages guaranteed by a government-sponsored entity. The Company is managed by MTGE Management, LLC, a subsidiary of AGNC Investment Corp. (“AGNC”).

4. A special committee of the MTGE Board, consisting of all of the independent members of the Board, agreed to the Proposed Transaction after engaging in a rushed process, capitulating to Annaly’s demands and for less consideration than proposed by Annaly earlier in the sales process.

5. Furthermore, the 14D-9 is materially incomplete and contains misleading representations and information in violation of Sections 14(e) and 20(a) of the Exchange Act. Specifically, the 14D-9 contains materially incomplete and misleading information concerning the sales process, financial projections prepared by MTGE management, as well as the financial analyses conducted by Barclays Capital Inc. (“Barclays”), MTGE’s financial advisor.

6. For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disseminated to MTGE’s shareholders. In the event the Proposed Transaction is consummated without the material omissions referenced below being remedied, Plaintiff seeks to recover damages resulting from the Defendants’ violations.

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PARTIES

7. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of MTGE.

8. Defendant MTGE is a corporation organized and existing under the laws of the State of Maryland. The Company’s principal executive offices are located at 2 Bethesda Metro Center, 12th Floor, Bethesda, Maryland 20814. MTGE common stock trades on NASDAQ under the ticker symbol “MTGE.”

9. Defendant Gary D. Kain has been CEO and a director of the Company since March 2016. Kain previously served as President and Chief Investment Officer. Kain has also served as President of MTGE Management, LLC since April 2011.

10. Defendant Julia L. Coronado has been a director of the Company since 2016.

11. Defendant Robert M. Couch has been a director of the Company since 2011.

12. Defendant Randy E. Dobbs has been a director of the Company since 2011. Dobbs has served as Chair of the Board and Lead Independent Director since May 2016.

13. Defendants Kain, Coronado, Couch and Dobbs are collectively referred to herein as the “Board.”

14. Defendant Annaly Capital Management, Inc. is a Maryland corporation based in New York.

15. Defendant Mountain Merger Sub Corporation is a Maryland corporation and is a wholly owned subsidiary of Annaly Capital Management, Inc.

JURISDICTION AND VENUE

16. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(e) and 20(a) of the Exchange Act.

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17. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

18. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) MTGE maintains its primary place of business in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District; and (iv) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of MTGE common stock and their successors in interest and/or their transferees, except Defendants and any person, firm, trust, corporation or other entity related to or affiliated with the Defendants (the “Class”).

20. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of May 1, 2018, MTGE had approximately 45.7 million shares outstanding.

(b) Questions of law and fact are common to the Class, including, inter alia, the following:

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(i)	Whether Defendants have violated Section 14(e) of the Exchange Act;

(ii)	Whether the Individual Defendants have violated Section 20(a) of the Exchange Act;

(iii)	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transaction complained of herein consummated; and

(iv)	whether the Class is entitled to injunctive relief or damages as a result of Individual Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

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FURTHER SUBSTANTIVE ALLEGATIONS

A. MTGE is Sold After a Rushed Process

21. MTGE aims to generate returns for its stockholders through dividends and asset value appreciation. MTGE’s assets are its investments, which fall into three broad categories: residential mortgage-backed securities structured from mortgages guaranteed by a government agency, residential mortgage-backed securities issued by a private institution, and healthcare and living facilities.

22. Over the course of 2017, MTGE successfully met its aims. On May 3, 2017, announced results for its first quarter of 2017. The Company announced net income of $0.82 per share, net spread and dollar roll income of $0.49 per share, and a dividend of $0.45 per share of common stock. That month, a Wells Fargo analyst increased its price target for MTGE to $18.50 - $20.50 per share.

23. The Company’s success continued in the next quarter. On August 2, 2017, MTGE announced results for its second quarter of 2017. The Company announced net income of $0.91 per share, net spread and dollar roll income of $0.54 per share, and a dividend of $0.45 per share of common stock. The net spread and dollar roll income beat the market consensus estimate of $0.47 per share.

24. MTGE beat the market consensus again in its financial results for third quarter of 2017. On October 30, 2017, the Company announced net income of $1.06 per share, net spread and dollar roll income of $0.50 per share, and a dividend of $0.45 per share of common stock. MTGE’s reported net income was higher than the market consensus of $0.55 per share.

25. The Company ended its year of impressive financial results with an increase in its quarterly dividend. MTGE announced on December 14, 2017 that it would be increasing its dividend to $0.50 per share of common stock from $0.45 per share. The end of 2017 also saw an increase in analyst price targets, with the consensus price target for MTGE being $20.50 per share.

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26. Despite the Company’s recent successes, the Board agreed to sell MTGE to Annaly, entering into the Merger Agreement on May 2, 2018.

27. The process leading to the Merger Agreement was rushed, with a pre-sale market check occurring over the course of three days. Annaly first approached a member of the Board about a potential transaction on January 11, 2018. The Board did not respond. When Annaly approached Defendant Coronado on February 12, 2018 about a potential transaction, Defendant Coronado stated that MTGE was not considering a strategic transaction but Annaly was free to submit a proposal. Annaly did just that, submitting a proposal on February 22, 2018.

28. In response to Annaly’s proposal, the Board stated that it needed more information. Annaly delivered a presentation to the independent directors of the Board on March 1, 2018, and the independent directors informed Annaly that they were evaluating the February 22, 2018 proposal. Two weeks later a special committee was formed to evaluate Annaly’s proposal and consider other strategic alternatives. On March 22, 2018, just one week after being formed, the special committee began interviewing potential financial advisors.

29. Apparently, the special committee was not working fast enough for Annaly, because it submitted an updated proposal on March 23, 2018. Again, Annaly was informed that its proposal was being evaluated. Over the next two weeks, the special committee met three times to discuss and evaluate the proposal and consider strategic alternatives. The special committee asked Barclays to consider other prospective parties for a strategic transaction. But the special committee took too much time in Annaly’s view. On April 10, 2018, Annaly submitted yet another proposal, but this time it told MTGE that it only had three days to consider it.

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30. The special committee scrambled, contacting three parties (including MTGE’s manager’s parent) and demanding an indication of interest by Annaly’s deadline. When the parties could not come up with a proposal that beat Annaly’s, the special committee agreed to enter into an exclusivity agreement with Annaly.

31. The special committee caved to Annaly in other aspects. The special committee asked for a collar on the exchange ratio of Annaly common stock for MTGE common stock. Annaly said no, but offered a seat on the Annaly board for a member of the special committee. The special committee requested that any proposal by AGNC not be subject to a non-solicitation provision. Not only did that not happen, but Annaly proposed a much higher termination fee, and the special committee ultimately agreed to a termination fee higher than Annaly had originally proposed.

32. The quick process impacted the Merger Consideration, leading to a smaller amount paid to the common stockholders. For example, Annaly offered approximately 98% of MTGE’s book value, which was equal to $20.33 per share based on its book value as of December 31, 2017. The special committee did not ask for a specific price per share, but instead agreed to a valuation based on a percentage of the book value. When the Merger Agreement was signed, the book value had decreased, causing the Merger Consideration to be valued at $19.65 per share. The analyses of the Company’s own financial advisor illustrate that the Merger Consideration may not be high enough. For example, Barclays’s Selected Comparable Company Analysis implied a per share equity value for MTGE as high as $21.76, while the Dividend Discount Analysis implied a per share equity value for MTGE as high as $20.75.

B. The Preclusive Deal Protection Devices

33. As part of the Merger Agreement, Defendants agreed to certain preclusive deal protection devices that ensure that no competing offers for the Company will emerge.

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34. By way of example, section 6.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting or encouraging the submission of an acquisition proposal. Section 6.3(a) further demands that the Company cease and terminate all solicitations, discussions or negotiations with any party concerning an acquisition proposal.

35. Despite already locking up the Proposed Transaction by agreeing not to solicit alternative bids, the Board consented to additional provisions in the Merger Agreement that further guarantee the Company’s only suitor will be Annaly. For example, pursuant to section 6.3(c) of the Merger Agreement, the Company must notify Annaly of any offer, indication of interest, or request for information made by an unsolicited bidder. Thereafter, should the Board determine that the unsolicited offer is superior, section 6.3(e) requires that the Board grant Annaly three (3) business days to negotiate the terms of the Merger Agreement to render the superior proposal no longer superior. The negotiation period restarts if the Board determines that the other proposal is still superior. Annaly is able to match the unsolicited offer because, pursuant to section 6.3(c) of the Merger Agreement, the Company must provide Annaly with the identity of the party making the proposal, the material terms of the superior proposal, and all written materials received by the Company, eliminating any leverage that the Company has in receiving the unsolicited offer.

36. In other words, the Merger Agreement gives Annaly access to any rival bidder’s information and allows Annaly a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for MTGE, because the Merger Agreement unfairly assures that any “auction” will favor Annaly and allow Annaly to piggy-back upon the due diligence of the foreclosed second bidder.

37. In addition, pursuant to section 9.2(b) of the Merger Agreement, MTGE must pay Annaly a termination fee of $35.1 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

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38. Ultimately, these preclusive deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Annaly’s inadequate offer price.

C. The Materially Incomplete and Misleading 14D-9

39. The Individual Defendants owe the stockholders a duty of candor. They must disclose all material information regarding the Proposed Transaction to MTGE stockholders so that they can make a fully informed decision whether to vote in favor of the Proposed Transaction.

40. On May 17, 2018, Defendants filed the 14D-9 with the SEC. The purpose of the 14D-9 is, inter alia, to provide the Company’s stockholders with all material information necessary for them to make an informed decision on whether to tender their shares in favor of the Proposed Transaction. However, significant and material facts were not provided to Plaintiff and the Class. Without such information, MTGE shareholders cannot make a fully informed decision concerning whether or not to tender their shares.

Materially Misleading Statements/Omissions Regarding the Management-Prepared Financial Forecasts

41. The 14D-9 discloses management-prepared financial projections for the Company which are materially misleading. The 14D-9 indicates that in connection with the rendering of Barclays’s fairness opinion, Barclays “reviewed and analyzed financial and operating information

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with respect to the business, operations and prospects of MTGE . . . [and] Annaly” as well as financial projections for each as prepared by their respective managers. Accordingly, the 14D-9 should have, but failed to, provide certain information in the projections that MTGE’s management provided to the Board and Barclays.

42. Notably, Defendants failed to disclose the financial projections of MTGE for Q2 2018 to 2020 for: (a) total assets; (b) book value; (c) tangible book value; (d) interest income (and its sub-components), including agency securities, non-agency securities and other; (e) interest expense; (f) net interest income; (g) dollar roll income; (h) healthcare real estate (and its sub-components), including healthcare real estate income and healthcare real estate expense; (i) total operating expenses (and its sub-components), including management fees and G&A expenses; and (j) net income.

43. Defendants also failed disclose the financial projections of Annaly for Q2 2018 to Q3 2019 for: (a) total assets; (b) book value; (c) tangible book value; (d) interest expense; (e) net interest income; (f) compensation and management fee; (g) other general and administrative expenses; and (h) net income.

44. This omitted information is necessary for MTGE stockholders to make an informed decision on whether to vote in favor of the Proposed Transaction. The financial projections provided in the 14D-9 do not accurately reflect MTGE’s or Annaly’s short-term or long-term prospects because crucial information was not disclosed. The missing information also prevents stockholders from understanding the companies’ value and how the market had undervalued MTGE.

Materially Incomplete and Misleading Disclosures Concerning Barclays’s Financial Analyses

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45. With respect to the Selected Companies Analysis for both MTGE and Annaly, the 14D-9 fails to disclose the multiples for P/TBV, P/2018E Earnings, and Dividend Yield for each selected company. The 14D-9 also fails to disclose whether Barclays performed any type of benchmarking analysis for MTGE or Annaly in relation to the selected companies.

46. With respect to the Selected Precedent Transactions Analysis, the 14D-9 fails to disclose the individual multiples for Transaction P/BV. The 14D-9 also fails to disclose whether Barclays performed any type of benchmarking analysis for MTGE in relation to the target companies.

47. With respect to the Dividend Discount Analysis for MTGE, the 14D-9 fails to disclose the individual CAPM inputs and assumptions utilized by Barclays to derive the discount rate range of 8.0% to 9.5%, as well as the individual “selected comparable companies” and their respective observed dividend yields, as utilized by Barclays to derive the discount rate range of 10.0% to 12.0%. The 14D-9 also fails to disclose the projected tangible book value on 4Q 2020 (quarter-11) used in the terminal value calculation. The 14D-9 further fails to disclose the implied perpetuity growth rate range resulting from both of Barclays’s analyses.

48. With respect to the Dividend Discount Analysis for Annaly, the 14D-9 fails to disclose the individual CAPM inputs and assumptions utilized by Barclays to derive the discount rate range of 6.0% to 8.0%, as well as the individual “selected comparable companies” and their respective observed dividend yields, as utilized by Barclays to derive the discount rate range of 10.0% to 11.5%. The 14D-9 also fails to disclose the projected tangible book value on 3Q 2019 (quarter-6) used in the terminal value calculation. The 14D-9 further fails to disclose the implied perpetuity growth rate range resulting from both of Barclays’s analyses.

Materially Incomplete and Misleading Disclosures Concerning the Flawed Process

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49. The 14D-9 also fails to disclose material information concerning the sales process. For example, the 14D-9 fails to disclose the approximate per share valuation of proposals offered by Annaly on February 22, 2018 and April 29, 2018.

50. The 14D-9 also fails to disclose the Company’s positioning and outlook relative to its peer group and the reasons provided to continue as a stand-alone company as presented to the special committee by Barclays on April 6, 2018. In addition, the 14D-9 does not disclose information concerning Barclays’s April 9, 2018 presentation of a hypothetical acquisition of the Company by AGNC, as well as Barclays’s valuation analysis of MTGE presented to the special committee on April 11, 2018.

51. The 14D-9 describes Barclays being paid a retainer fee of $125,000 a month as part of its work as a financial advisor to the special committee, yet it does not disclose why Barclays was being paid a retainer fee. The 14D-9 also fails to disclose whether Barclays performed work other than investment banking for either MTGE or Annaly and, if so, the amount of fees it earned for such work.

52. The 14D-9 notes discussions between Annaly and MTGE concerning a seat on the Annaly board for one of the members of the special committee after completion of the Proposed Transaction. However, the 14D-9 does not disclose the result of those discussions or when the issue was resolved.

53. This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were not fully informed as to the defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process. And without all material information, MTGE stockholders are unable to make a fully informed decision in connection with the Proposed Transaction and face irreparable harm, warranting the injunctive relief sought herein.

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54. In addition, the Individual Defendants knew or recklessly disregarded that the 14D-9 omits the material information concerning the Proposed Transaction and contains the materially incomplete and misleading information discussed above.

55. Specifically, the Individual Defendants undoubtedly reviewed the contents of the 14D-9 before it was filed with the SEC. Indeed, as directors of the Company, they were required to do so. The Individual Defendants thus knew or recklessly disregarded that the 14D-9 omits the material information referenced above and contains the incomplete and misleading information referenced above.

56. Further, the 14D-9 indicates that on May 2, 2018, Barclays reviewed with the Board its financial analysis of the Merger Consideration delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion of the same date, to the effect that the Merger Consideration was fair, from a financial point of view, to MTGE shareholders. Accordingly, the Individual Defendants undoubtedly reviewed or were presented with the material information concerning Barclays’s financial analyses which has been omitted from the 14D-9, and thus knew or should have known that such information has been omitted.

57. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

On Behalf of Plaintiff and the Class Against All Defendants for Violations of

Section 14(e) of the Exchange Act and Rule 14a-9

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58. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

59. Defendants have filed the 14D-9 with the SEC with the intention of soliciting MTGE shareholder support for the Proposed Transaction. Each of the Individual Defendants reviewed and authorized the dissemination of the 14D-9, which fails to provide the material information referenced above.

60. In so doing, Defendants made materially incomplete and misleading statements and/or omitted material information necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors of MTGE, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e).

61. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. § 78n(e).

62. Specifically, and as detailed above, the 14D-9 violates Section 14(e) and Rule 14a-9 because it omits material facts concerning: (i) management’s financial projections; (ii) the value of MTGE shares and the financial analyses performed by Barclays in support of its fairness opinion; and (iii) the sales process.

63. Moreover, in the exercise of reasonable care, the Individual Defendants knew or should have known that the 14D-9 is materially misleading and omits material information that is necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and

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recommend the Proposed Transaction; indeed, the 14D-9 states that Barclays reviewed and discussed its financial analyses with the Board during various meetings including on May 2, 2018, and further states that the Board relied upon Barclays’s financial analyses and fairness opinion in connection with approving the Proposed Transaction. The Individual Defendants knew or should have known that the material information identified above has been omitted from the 14D-9, rendering the sections of the 14D-9 identified above to be materially incomplete and misleading.

64. The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the Class, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

On Behalf of Plaintiff and the Class against the Individual Defendants for Violations of

Section 20(a) of the Exchange Act

65. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

66. The Individual Defendants acted as controlling persons of MTGE within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of MTGE and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

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67. Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 and other statements alleged by Plaintiff to be misleading prior to the time the 14D-9 was filed with the SEC and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

68. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the 14D-9.

69. In addition, as the 14D-9 sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The 14D-9 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

70. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

71. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e), by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

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RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against the Defendants jointly and severally, as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representatives and her counsel as Class Counsel;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the 14D-9;

C. In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

D. Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of their wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

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Dated: May 25, 2018	LEVI & KORSINSKY LLP

/s/ Donald J. Enright
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